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Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201, USA

Tel: +1 214 978 3000
Fax: +1 214 978 3099
www.bakernet.com

Amar Budarapu
Tel: +1 214 978 3060
amar.budarapu@bakernet.com

Via EDGAR

June 28, 2007

Michael K. Pressman, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 - 7010

RE:	Quanta Capital Holdings Ltd. Schedule TO-I filed June 1, 2007, as amended Schedule 13E-3 filed June 1, 2007, as amended File No. 5-79932

Dear Mr. Pressman:

On behalf of Quanta Capital Holdings Ltd. (‘‘Quanta’’) and its wholly owned subsidiary QCH Acquisition Ltd. (‘‘Purchaser,’’ and together with Quanta, the ‘‘Offerors’’), we submit this letter setting forth the Offerors’ responses to the comments of the Staff of the Securities and Exchange Commission (the ‘‘Commission’’) dated June 21, 2007, relating to the above referenced filings.

To assist the Staff’s review of the Offerors’ responses, the Staff’s comments have been set forth verbatim in bold face below, and the Offerors’ responses are set out immediately following the applicable comment.

General

1.	Please note that your tender offer filings have been inappropriately filed as Schedules TO-I as opposed to Schedules TO-C.

Response: We note the Staff’s comment and Schedule TO has been filed as Schedule TO-C.

Special Factors, page 8

2.	Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize all the presentations made by your advisors during the course of the meetings you have described, and file any written materials as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Response: As requested, the disclosure under ‘‘Summary of Financial Presentations’’ has been revised to include a summary of the pitch materials by Friedman, Billings, Ramsey & Co., Inc. (‘‘FBR’’) to be considered for engagement as dealer manager for a potential tender offer for the Preferred Shares. The written presentation has been filed as an exhibit to the Schedule TO, and a complete copy has been supplementally provided for the Staff’s review. The copy of the materials, as filed, omits certain information regarding Quanta’s trust preference securities. Quanta’s trust preference securities were privately placed and are not registered under the Securities Exchange Act of 1934. The tender offer is not in any way contingent upon any matters relating to the trust preference securities, and any valuations or transactions of the trust preference securities bear no relationship to any valuations or transactions involving the Preferred Shares. Therefore, the Offerors believe that this information is not materially related to the Rule 13e-3 transaction with respect to the Preferred Shares. In addition, the information regarding the trust preference securities contains sensitive information that is currently the subject of a private negotiation with the holders of the trust preference securities. The Offerors believe that disclosure of this information would have a material adverse effect on Quanta’s ongoing negotiations with the holders of the trust preference securities.

With respect to the evaluation of various strategic alternatives and proposals for the sale of all or portions of Quanta’s businesses or a self administered run-off, the Offerors have carefully considered the Staff’s comment and respectfully maintain that presentations made by FBR and JPMorgan Securities Inc. (‘‘JPMorgan’’) during 2006 (the ‘‘Presentations’’) do not fall within the scope of the requirements of Item 1015 of Regulation M-A. Item 1015(a) of Regulation M-A requires disclosure of ‘‘any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction.’’

Before addressing the substance of the analysis, the Offerors would like to emphasize to the Staff the reason for including the discussion relating to the strategic alternatives in the background of the Offer to Purchase. The decision was not based on a determination that the Presentations are materially related to the tender offer; they are not. Rather, the Offerors wished to provide a context for the current run-off status of the company consistent with information previously disclosed in Quanta’s filings with the Commission. As stated in the Offer to Purchase, in June 2006, a special committee of Quanta’s board of directors engaged FBR and JPMorgan, as financial advisors, to assist Quanta in evaluating various strategic alternatives, including the sale of the company or some or all of its remaining businesses or assets and the run-off of its business. Quanta was contacted by several parties relating to a possible sale transaction and third party administered run-off of its business. The special committee and the board of directors met a number of times with FBR and JPMorgan to discuss potential alternatives available to Quanta, during which discussions FBR and JPMorgan provided the special committee and/or the board of directors with the Presentations containing evaluations of various bids received by the company, some historical information regarding Quanta and its common shares, as well as certain valuation information, relevant only to considerations relating to the sale or run-off of Quanta’s business.

In concluding that the foregoing materials are not Item 1015(a) reports, opinions or appraisals, the Offerors carefully evaluated each of these discussions and materials in light of the Staff’s long–held views regarding the scope of Item 1015(a) as set forth in its 1987 No–Action Letter to Charles L. Ephraim (‘‘Ephraim’’) and reiterated in its 2003 enforcement action, In the matter of Meyers Parking System, Inc., Exchange Act Release No. 26069 (‘‘Meyers’’).

In both Meyers and Ephraim, the Commission makes it clear that an independent report or appraisal that would provide stockholders a reasonable means to assess the adequacy of the consideration offered should be included in the Schedule 13E-3 filing. Specifically, in Ephraim, the Commission stated:

For example, the determination of an independent appraiser or accountant that the fair value of the assets deviates significantly from the purchase price thus requiring a substantial allocation to goodwill or negative goodwill could be important to a shareholder assessing the fairness of a purchase price established by the affiliated parties. This is particularly true if the report differs substantially from the parties Schedule 13E-3 discussion of the value of the issuer’s assets or operations.

Unlike in Meyers or Ephraim, the Presentations do not provide holders of Preferred Shares a reasonable means to assess the adequacy of the consideration being offered in connection with the tender offer for the Preferred Shares. The Offerors believe that the Presentations do not provide the holders of the Preferred Shares with any opinion, analysis or conclusion as to the fairness of the tender offer or the consideration offered for the Preferred Shares.

As stated above, at the time of the Presentations, the board was considering various strategic alternatives relating to a possible sale or run-off of Quanta. The information contained in the Presentations is not a valuation analysis relevant to the tender offer of the Preferred Shares. Rather, the Presentations were pertinent to a valuation of Quanta and its businesses in the context of a sale or run-off. As you know, the tender offer is limited to one class of securities and does not involve Quanta’s publicly traded common shares. Further, the Preferred Shares contain a fixed liquidation preference of $25.00 per share and a fixed offer price of $25.25 per share payable by reason of a change of control of Quanta and the holders of the Preferred Shares are not entitled to share in the proceeds of any sale or run-off, except to the extent of the fixed terms thereof. Accordingly, the Offerors do not believe that a valuation of Quanta in the context of a run-off or a change of control transaction would bear any relationship to any valuation of the Preferred Shares.

Furthermore, FBR did not rely upon, discuss or consider the information contained in the Presentations in preparing any materials to the board of directors of Quanta or its special committee in connection with the tender offer for the Preferred Shares. Additionally, neither the board of directors of Quanta nor its special committee used the information in the Presentations to establish the price for the tender offer for the Preferred Shares or determine the fairness of the tender offer. These materials do not speak to or relate to fairness of the consideration for the Preferred Shares in the tender offer. Although the Offerors recognize that the fact that a report, opinion or appraisal was not specifically prepared for purposes of the Rule 13e-3 transaction is not dispositive of its relevance or materiality to the transaction, the Offerors believe that it is relevant that in this case, the Presentations were not prepared in the context of the tender offer for the Preferred Shares and are not ‘‘materially related’’ to the tender offer.

In addition to the foregoing, the Offerors also respectfully note that the Presentations contain highly confidential information with respect to the parties that submitted bids for Quanta’s business, and Quanta does not have, nor would it expect to receive, permission from any of such parties to disclose this information in the Offer to Purchase or to file the materials as exhibits to Schedule TO. Moreover, Quanta believes that it could be subjected to potential liability from these entities if it discloses or files these materials without their consent, and if, alternatively, Quanta is forced to seek these entities’ consents, will be subject to additional delay and costs that would be harmful to the interests of its stockholders. Furthermore, the Offerors believe that inclusion of disclosure relating to the Presentations and a run-off or possible sale of some or all of its businesses creates an appreciable risk that the holders of the Preferred Shares will be misled or confused by such disclosure and, in any event, would derive no benefit from such disclosure.

Therefore, based on the facts and circumstances set forth above, the Offerors believe that the Presentations are not materially related to the tender offer.

3.	Expand your disclosure in this section to describe the alternatives considered in greater detail. Refer to Item 1013(b) of Regulation M-A.

Response: As requested, we have expanded the disclosure regarding the alternatives considered.

Potential Effects On Quanta and Purchaser, page 13

4.	Please expand your disclosure to describe in greater detail why the transaction represents an improvement to the company’s capital structure.

Response: As requested, we have expanded the disclosure regarding the simplification of the company’s capital structure.

5.	Where appropriate please include a discussion of the tax consequences in the special factors section. Refer to Item 1013(d) of Regulation M-A.

Response: As requested, we have included the discussion of the tax consequences in the special factors section and expanded the disclosure in the U.S. federal income tax considerations section accordingly.

Fairness, page 14

6.	As this transaction may have different effects on unaffiliated security holders who choose to tender and those who choose not to tender, you should revise your fairness discussion to provide a fairness determination with respect to each group of unaffiliated security holders. See Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981).

Response: As requested, we have revised the fairness discussion to address each group of unaffiliated shareholders.

7.	Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981). For example, please expand your disclosure to discuss going concern value. In addition, to the extent practicable, provide quantification. For instance, please quantify liquidation value, if known. Your disclosure should also address the procedural factors set forth in Items 1014 (c)-(e). Please note that conclusory statements are insufficient.

Response: As requested, we have revised and expanded the disclosure.

8.	Please explain what consideration the board gave to the financial presentation.

Response: As requested, we have revised the fairness discussion to explain what consideration the board gave to the financial presentation.

Conditions of the Tender, page 25

9.	We note that you reserve the right to terminate the offer in the event a condition is triggered ‘‘regardless of the circumstances (including any action or inaction by Purchase[r]). . .’’ Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please revise your disclosure accordingly.

Response: As requested, we have revised the disclosure to delete ‘‘including any action or inaction by Purchaser.’’ Supplementally, the Offerors confirm their understanding that acts or omissions by Purchaser within its control cannot give rise to a triggering of a condition to the offer.

10.	Stating that the determination as to whether any of the offer conditions has occurred is in the sole judgment of Quanta renders the offer potentially illusory. Please revise to include a standard of reasonableness.

Response: As requested, we have revised the disclosure to include a standard of ‘‘reasonable discretion’’ in lieu of ‘‘sole discretion.’’

11.	We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us supplementally the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

Response: The Offerors hereby confirm that they do not intend to tacitly waive a condition of the offer by failing to expressly assert it.

12.	We note your statement that your determinations will be ‘‘final and binding on all parties.’’ Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your document.

Response: As requested, we have revised the disclosure to clarify that determinations by Purchaser with respect to events described in ‘‘Conditions of the Tender Offer’’ will be final and binding on all parties, except as otherwise finally determined in a subsequent judicial proceeding or as required by law.

U.S. Federal Income Tax Considerations, page 36

13.	Revise to clarify that you are discussing the material tax consequences as opposed to ‘‘certain’’ material tax consequences. In addition, [p]lease delete the statement that the discussion is for ‘‘general information only.’’ Investors are entitled to rely on your disclosure.

Response: As requested, we have revised the disclosure.

14.	Delete the IRS Circular 230 disclaimer or explain why you believe it is appropriate.

Response: The IRS Circular 230 disclaimer merely states that the discussion cannot be used by the investor for the purpose of avoiding penalties that may be imposed upon the investor under the Internal Revenue Code. Omission of this disclosure may cause investors to assume (incorrectly) that reliance on this discussion protects them from penalties.

Where you can find more information, page 48

15.	Please explain the authority for your ability to forward incorporate by reference.

Response: We have revised the disclosure to delete the paragraph regarding forward incorporation by reference of documents filed in the future with the Commission.

Closing Information

In accordance with the Staff’s request, each of the Offerors acknowledges that:

•	Such Offeror is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	Such Offeror may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of the foregoing, please contact the undersigned or W. Crews Lott at (214) 978-3042 (fax: (214) 965-5912).

Very truly yours,

/s/ Amar Budarapu
Amar Budarapu

cc: Walda Decreus (Quanta Capital Holdings Ltd.)